Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252808
PROSPECTUS

5,100,000 Common Shares
Offered by the Selling Shareholders

STAR BULK CARRIERS CORP.

This prospectus relates to the sale, in one or more offerings, of up to 5,100,000 of our common shares, par value $0.01 per share, that have been issued to or may be acquired through the exercise of rights under certain instruments governing our securities as further described herein by, the Selling Shareholders named in this prospectus. We provide more information about the Selling Shareholders and the related transactions in the section entitled "Selling Shareholders" on page 16 of this prospectus.
The Selling Shareholders identified in this prospectus may sell shares from time to time on or off the Nasdaq Global Select Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the Selling Shareholders, see the section entitled "Plan of Distribution" on page 14.
Our common shares are traded on the Nasdaq Global Select Market under the symbol "SBLK."
An investment in these securities involves risks.  See the section entitled "Risk Factors" beginning on page 6 of this prospectus, and other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is February 17, 2021.

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. The Selling Shareholders may sell in one or more offerings pursuant to this registration statement up to 5,100,000 common shares, as described in this prospectus. This prospectus provides you with a general description of the common shares the Selling Shareholders may offer. We may provide you with a prospectus supplement to this prospectus that will provide updated information if required whenever the Selling Shareholders offer our common shares pursuant to this prospectus. This may include a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.
This prospectus does not contain all the information provided in the registration statement that we filed with the Commission. For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under "Where You Can Find Additional Information."
You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement.  Neither we nor the Selling Shareholders has authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The Selling Shareholders will not make any offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise.  Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY
This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled "Risk Factors" and the more detailed information that appears later in this prospectus or is contained in the documents that we incorporate by reference into this prospectus before making an investment in our securities.
Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Star Bulk," the "Company," "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries. In addition, we use the term deadweight, or "dwt," in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The term "Selling Shareholders" refers to the shareholders described in the section entitled "Selling Shareholders," on page 16.
Unless otherwise indicated, all references to "U.S. dollars," "dollars," "U.S. $" and "$" in this prospectus are to the lawful currency of the United States of America.
Our Company
We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products.  We were incorporated in the Marshall Islands on December 13, 2006 and maintain offices in Athens, Oslo, New York, Limassol and Singapore.  Our common shares trade on the Nasdaq Global Select Market under the symbol "SBLK" and our 8.30% Senior Notes due 2022 are listed on the Nasdaq Global Market under the symbol "SBLKZ."
We currently have a fleet of 126 vessels (on a fully delivered basis), with an aggregate capacity of 13.9 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.
Recent Developments
Fleet Update:
We provide more information about the Selling Shareholders and the related transactions in the section entitled "Selling Shareholders" on page 16 of this prospectus.
Financing Activities:
On July 1, 2020, we entered into an amended and restated facility agreement with ING Bank N.V., London Branch, or the ING $170,600 Facility, in order to increase the applicable financing by $70.0 million and to include additional borrowers under the existing amended and restated facility agreement entered into on March 28, 2019 with ING Bank N.V., London Branch. The additional financing amount of $70.0 million is available in six tranches, which were drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with China Merchants Bank Leasing, or CMBL, of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona. Each tranche matures in July 2026. The ING $170,600 Facility is secured also by a first priority mortgage on the aforementioned additional vessels.
On July 2, 2020, we entered into a loan agreement with Alpha Bank S.A. for a loan of up to $35.0 million, or the Alpha Bank 35,000 Facility. The first two tranches of $11.0 million and $9.0 million were drawn on July 6, 2020 and used to refinance the outstanding amounts under the lease agreements with CMBL of the vessels Star Sky and Stardust. The third tranche of $15.0 million was drawn on July 31, 2020 and used to refinance the outstanding amount of Star Martha under the DVB $24,750 Facility. The facility matures in July 2025. The Alpha Bank 35,000 Facility is secured by first priority mortgages on the aforementioned vessels.
On July 3, 2020, we entered into a loan agreement Piraeus Bank S.A. for a loan of up to $50.35 million, or the Piraeus Bank $50,350 Facility. The amount of $50.35 million was drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Glory. The facility matures in July 2025. The Piraeus Bank $50,350 Facility is secured by first priority mortgages on the five aforementioned vessels.

On July 10, 2020, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation for an amount of $17.6 million, or the NTT $17,600 Facility. The amount was drawn on July 20, 2020 and used to refinance the outstanding amount under the lease agreement with CMBL of the vessel Star Calypso. The facility matures in July 2025. The NTT $17,600 Facility is secured by first priority mortgage on the aforementioned vessel.
On August 27 2020, we entered into sale and leaseback agreements with CMBL for the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and August 31, 2020, we received an aggregate amount of $82.8 million in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels, except for the vessel Diva, which transaction was finalized on November 17, 2020 and in connection with which we received an additional $7.2 million. The amounts received were used to refinance the outstanding amounts under the loan and lease agreements of the aforementioned vessels. The lease terms are for five years with a purchase option price at a significantly lower level compared to the expected fair value of each vessel at the expiration of the bareboat charters term. We treat this transaction as a financing transaction.
On September 3, 2020, we entered into a sale and lease back agreement with Shinken Bussan Co., Ltd. to sell and leaseback the vessel Star Lutas. An amount of $16.0 million was received on September 18, 2020, pursuant to the sale and leaseback agreement, which was used to refinance the outstanding amount under the loan agreement of the vessel. The lease term is for seven years with a purchase obligation at the expiration of the bareboat charter term. We treat this transaction as a financing transaction.
On September 17, 2020, we entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76.5 million was received pursuant to the five sale and leaseback agreements, which was used to refinance the outstanding amount under the loan agreement of the five vessels. The lease terms are for eight years with a purchase obligation at the expiration of the bareboat charters term. We treat this transaction as a financing transaction.
On September 25, 2020, we entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93.2 million was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to refinance the outstanding amount under the loan agreement of the three vessels. The lease terms are for 10 years with a purchase obligation at the expiration of the bareboat charters term. We treat this transaction as a financing transaction.
On December 1, 2020, we entered into a loan agreement with China Export-Import Bank for an amount of $57.6 million. The amount of $57.6 million was drawn in late December and used in part to refinance all outstanding amounts of $54.2 under the loan and lease agreements of the vessels Star Wave, Star Gina 2GR, Star Charis and Star Suzanna. The facility matures eight years after the drawdown and is secured by first priority mortgages on the four aforementioned vessels.
On January 22, 2021, we entered into a loan agreement with a major European Bank for an amount of $39.0 million. The amount was drawn on January 25, 2021 and used to finance the cash consideration for the E.R. Acquisition Vessels (as defined in the section entitled "Selling Shareholders" on page 16 of this prospectus), which were delivered to us on January 26, 2021. The facility matures five years after the drawdown and is secured by first priority mortgages on the three aforementioned vessels.
On February 8, 2021, we obtained the approval from a major Chinese financial institution to assume the outstanding lease obligations of the Eneti Acquisition Vessels (as defined below), which amount to $102.3 million as of the date of this prospectus. The assumption of the lease obligations will be effected through the execution of seven tripartite novation agreements between the Chinese financial institution, Scorpio Bulkers Inc. and ourselves. Scorpio Bulkers Inc. changed its name to Eneti Inc. as of February 8, 2021 (the "Eneti name change").  Unless otherwise indicated or unless the context requires otherwise, all subsequent references in this prospectus to "Eneti Inc." mean Scorpio Bulkers Inc. prior to the Eneti name change and Eneti Inc. following the Eneti name change.  The lease terms will be for approximately 5 years with a purchase option price at a significantly lower level compared to the expected fair value of each vessel at the expiration of the bareboat charters term. This transaction will be treated as a financing transaction.

Interest rate swaps
In July and August 2020 and in February 2021 we entered into certain interest rate swaps with ING, Piraeus Bank, Alpha Bank and Skandinaviska Enskilda Banken AB to convert a portion of our debt from floating to a fixed rate. The following table summarizes these interest rate swaps:
Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Amortizing Notional amount
Piraeus Bank	6-Jul-20	6-Jul-20	6-Jul-25	0.39%	from $50.35 mil to $26.45 mil
ING	8-Jul-20	6-Jul-20	6-Jul-26	0.37%	from $70.00 mil to $2.92 mil
Alpha Bank	3-Aug-20	6-Jul-20	7-Jul-25	0.32%	from $35.00 mil to $16.00 mil
SEB	12-Feb-21	26-Apr-21	26-Jan-26	0.45%	from $37.05 mil to $1.95 mil
COVID-19 and Our Proactive Measures
Despite the global gradual recovery from COVID-19, we continue to take proactive measures to ensure the health and wellness of our crew and onshore employees while maintaining effective business continuity and uninterrupted service to our customers. On January 28, 2021, we signed the "Neptune Declaration on Seafarer Wellbeing and Crew Change," a worldwide call to action to end the unprecedented crew change crisis caused by the COVID-19 pandemic, signed by more than 300 companies and organizations across the maritime value chain.
The actual impact of COVID-19 on our business, and the efficacy of any measures we take in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain.
Corporate and Other Information
We are a Marshall Islands corporation with principal executive offices at 40 Agiou Konstantinou Street, Maroussi, 15124, Athens Greece. Our telephone number at that address is 011-30-210-617-8400. We maintain a website on the Internet at http://www.starbulk.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We were incorporated in the Marshall Islands on December 13, 2006, as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or "Star Maritime," which was a special purpose acquisition corporation. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.
The Securities the Selling Shareholders May Offer
The Selling Shareholders may sell, in one or more offerings pursuant to this registration statement, up to 5,100,000 of our common shares that have been issued or that may be acquired through the exercise of rights under certain instruments governing our securities as further described herein. We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders. We provide more information about the Selling Shareholders and the related transactions in the section titled "Selling Shareholders" on page 16 of this prospectus.

THE OFFERING
The following summary of the offering contains basic information about the offering and our common shares and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common shares, please refer to the section of this prospectus entitled "Description of Capital Stock."
Maximum number of Common Shares offered by the Selling Shareholders	5,100,000 Common Shares
Shares Issued and Outstanding as of February 16, 2021	99,239,716 Common Shares
Use of Proceeds	All common shares sold pursuant to this prospectus will be sold by the Selling Shareholders. We will not receive any of the proceeds from such sales
Nasdaq Global Select Market Trading Symbol	SBLK
Risk Factors
An investment in our common shares involves certain risks. You should carefully consider the risks described under "Risk Factors" on page 6 of this prospectus, and other risk factors contained in any applicable prospectus supplement, as well risk factors and other information included in or incorporated by reference herein and therein before making an investment decision.

RISK FACTORS
An investment in our securities involves a high degree of risk.  Before making an investment in our securities, you should carefully consider all of the information included in this prospectus, the risk factors and all of the other information included in any prospectus supplement and the documents that have been incorporated by reference in this prospectus and any prospectus supplement, including those in "Item 3—Key Information—D. Risk Factors" in our  annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 27, 2020, as amended by the 20-F/A filed with the Commission on April 2, 2020 ("2019 20-F"), as updated by annual, quarterly and other reports and documents we file with the Commission after the date of this prospectus and that are incorporated by reference herein. Please see the section of this prospectus entitled "Where You Can Find Additional Information—Information Incorporated by Reference." The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.
The Covid-19 pandemic has impacted the dry bulk shipping industry and could have a material adverse impact on our business and operations.
Since the beginning of the calendar year 2020, the outbreak of the Covid-19 pandemic has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. Depending on the course of the Covid-19 pandemic, such measures could be newly imposed or reimposed in certain countries. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the Covid-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:
•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
•	limited financing for vessels;
•	loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The Covid-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely.
Moreover, we face significant risks to our personnel and operations due to the Covid-19 pandemic. Our crews face risk of exposure to Covid-19 as a result of travel to ports in which cases of Covid-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of Covid-19.
Measures against Covid-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we have experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Finally, Covid-19 and measures against it have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels.
In addition, organizations across industries, including ours, are rightly focusing on their employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.
There continues to be a high level of uncertainty relating to how the pandemic will evolve, including the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures.. The continuation of the Covid-19 pandemic, the development of mutations or new strains of the Covid-19 virus and one or more of the events described above could have a material adverse effect on our business, results of operations, cash flows and financial condition.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.
Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.
Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.
We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.
 The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
This prospectus and the documents incorporated herein by reference include "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "would," "could," and similar expressions or phrases may identify forward-looking statements.
All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.
In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	changes in demand in the dry bulk shipping industry, including the market for our vessels;
•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	business disruptions due to natural disasters or other disasters outside our control, such as the recent outbreak of COVID-19;
•	the availability of financing and refinancing;
•	our ability to meet requirements for additional capital and financing to grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions as and when planned; and
•	other important factors described under the heading "Risk Factors."
We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.
See the sections entitled "Risk Factors" of this prospectus and in the 2019 20-F, as defined above, which is incorporated herein by reference, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS
We will not receive any proceeds from sales of our common shares by the Selling Shareholders.

CAPITALIZATION
The following table sets forth our capitalization table as of June 30, 2020, on
•	an actual basis;
•	an as adjusted basis to give effect to the following events that have occurred between July 1, 2020 and January 29, 2021:
-	scheduled loan and lease payments of $111.7 million;
-	the repayment in full of an aggregate of $387.4 million outstanding under lease and loan agreements, due to the refinancing of these lease and loan agreements;
-	the repayment in full of our HSBC Working Capital Facility (as defined in the 2019 20-F) for a net amount of $29.6 million;
-	the drawdown of $508.9 million in aggregate under several new loan and lease agreements, which were used to refinance the above mentioned lease and loan agreements;
-	the drawdown of $39.0 million in aggregate under a loan agreement with a major European Bank which was used to finance the cash consideration for the E.R. Acquisition Vessels;
-	the issuance of $22.24 million of equity in the form of 2,100,000 common shares as part of the consideration for the E.R. Acquisition Vessels;
-
the issuance of 1,072,190 common shares under our 2020 Equity Incentive Plan (as defined in the section entitled "Description of Capital Stock – Share History - Equity Incentive Plans" on page 17 of this prospectus );

-	the retirement of 6,971 of our common shares as part of the acquisition of Songa Vessels (as defined in the 2019 20-F); and
•
an as further adjusted basis to give effect to (i) the expected issuance of 3,000,000 common shares in connection with the Eneti Acquisition Vessels (defined below) and (ii) the expected assumption of the outstanding lease obligations of the Eneti Acquisition Vessels, which amount to $102.3 million as of the date of this prospectus.

	As of June 30, 2020
	Actual	As Adjusted (2)	As Further Adjusted (3)
	(dollars in thousands except
	per share and share data)
Capitalization:
8.30% 2022 Notes (net of unamortized debt issuance costs of $975)	$49,025	$49,025	$49,025
Other outstanding debt including lease financing (net of unamortized debt issuance costs of $19,521)	1,512,334	1,531,578	1,633,878
Total debt (including current portion)(1)	$1,561,359	$1,580,603	$1,682,903
Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued, actual, on an as adjusted basis and as further adjusted basis	-	-	-
Common shares, $0.01 par value; 300,000,000 shares authorized 96,074,497 shares issued and 96,067,526 shares (net of treasury shares) outstanding on an actual basis, 99,239,716 shares issued and outstanding on an as adjusted basis and 102,239,716 shares issued and outstanding on an as further adjusted basis	961	992	1,022
Additional paid-in capital	2,545,558	2,567,673	2,599,473
Treasury shares (6,971 on an actual, nil on an as adjusted basis, and nil on an as further adjusted basis)	(93)	-	-
Other comprehensive income/(loss)	(5,284)	(5,284)	(5,284)
Accumulated deficit	(1,047,339)	(1,047,339)	(1,047,339)
Total shareholders' equity	1,493,803	1,516,042	1,547,872
Total capitalization	$3,055,162	3,096,645	3,230,775

(1) With the exception of the 2022 Notes, all of our debt is secured. Any debt to be obtained will also be secured.
(2) The As Adjusted Additional paid-in capital and the Accumulated deficit do not include the incentive plan charge from July 1, 2020 to January 29, 2021.
(3) For purposes of reflecting the effect of the issuance of 3,000,000 common shares in connection with the Eneti Acquisition Vessels on as further adjusted basis above, we have used the closing price of the Company's common shares as reported on the Nasdaq Global Select Market on January 29, 2021.

Other than the adjustments described above, there have been no significant adjustments to our capitalization since June 30, 2020. This table should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included in the 2019 20-F as well as the unaudited interim condensed consolidated financial statements and related notes included in the June 30, 2020 6-K, as defined in the section "Where You Can Find Additional Information" - Information Incorporated by Reference on page 26 of this prospectus. If necessary, updated information on our capitalization will be included in a prospectus supplement or in an exhibit to a Current Report on Form 6-K that is incorporated by reference into this registration statement.

ENFORCEMENT OF CIVIL LIABILITIES
We are a Marshall Islands company, and our principal executive office is located outside of the United States, in Greece. Most of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

PLAN OF DISTRIBUTION
The Selling Shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the common shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Shareholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;
•	block trades in which a broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the Selling Shareholders to sell a specified number of common shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	• any other method permitted pursuant to applicable law.
The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, or the Securities Act, amending the list of selling shareholders to include the pledgees, transferees or other successors in interest as selling shareholders under this prospectus. The Selling Shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of common shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions that they assume. The Selling Shareholders may also sell common shares short and deliver these securities to close out its short positions, or loan or pledge common shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of common shares offered by this prospectus, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the Selling Shareholders from the sale of common shares offered by it will be the purchase price of the common shares less discounts or commissions, if any. The Selling Shareholders reserve the right to accept and, together with their respective agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conforms to the requirements of that rule.
The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of common shares or interests therein may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit that it earns on any resale of the common shares may be deemed to be underwriting discounts and commissions under the Securities Act. A Selling Shareholder who is deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act may be subject to certain statutory liabilities as underwriters under the Securities Act.
In order to comply with the securities laws of some states, if applicable, the common shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We have informed the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act of 1934, as amended, or the Exchange Act, may apply to sales of common shares in the market and to the activities of the Selling Shareholders and their respective affiliates. In addition, we will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying any applicable prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to provide customary indemnification to the Selling Shareholders.
We know of no existing arrangements between any Selling Shareholder and any broker, dealer, underwriter, or agent relating to the sale or distribution of the common shares offered by this prospectus. There can be no assurance that the Selling Shareholders will sell any or all of the common shares pursuant to this prospectus.

SELLING SHAREHOLDERS
This prospectus relates to the proposed sale from time to time of up to 5,100,000 of our common shares by the Selling Shareholders named in the table below.  We have filed the registration statement of which this prospectus forms a part in order to permit the Selling Shareholders to offer these shares for resale or transfer from time to time as set forth above in "Plan of Distribution."
On December 17, 2020, we entered into a definitive agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG, pursuant to which we would acquire three Capesize drybulk vessels, the E.R. Bayonne, the E.R. Buenos Aires and the E.R. Borneo, which we refer to as the E.R. Acquisition Vessels. The E.R. Acquisition Vessels are retrofitted with exhaust gas cleaning systems and were delivered to us on January 26, 2021. Consideration for the acquisition was payable in the form of $39.0 million in cash and 2,100,000 of our common shares, which shares were issued on January 26, 2021 to E.R. Schiffahrt GmbH & Cie. KG, which is one of the Selling Shareholders hereunder and which shares are being registered hereby.
On February 2, 2021, we entered into an agreement with Eneti Inc. (NYSE: NETI), formerly known as Scorpio Bulkers Inc., which is a Selling Shareholder hereunder, and certain other parties to acquire seven vessels, consisting of three Ultramax vessels, the SBI Pegasus, the SBI Ursa and the SBI Subaru, and four Kamsarmax vessels, the SBI Capoeira, the SBI Carioca, the SBI Lambada and the SBI Macarena, which we refer to as the Eneti Acquisition Vessels by assuming the outstanding lease obligations of the Eneti Acquisition Vessels, which amount to $102.3 million as of the date of this prospectus. As consideration for this transaction we will issue to Eneti Inc. 3,000,000 newly issued common shares of the Company. To facilitate the issuance of these common shares, we issued to Eneti Inc. a warrant to purchase up to 3,000,000 of our common shares, which we refer to as the Warrant. The Warrant was issued on February 2, 2021 and, subject to its terms and conditions, may be exercised at an exercise price of $0.01 per share in connection with the delivery date of each of the Eneti Acquisition Vessels. The 3,000,000 common shares issuable upon the exercise of the Warrant are being registered hereby.
The Selling Shareholders may from time to time offer and sell pursuant to this prospectus, any and all of such common shares listed in the table below, including our common shares issuable upon the exercise of the Warrant, consistent with the "Plan of Distribution" set forth herein.
The following table sets forth certain information regarding the Selling Shareholders and their respective beneficial ownership of our common shares. The table is based upon information provided by the Selling Shareholders.  The table assumes that all the shares being offered by the Selling Shareholders pursuant to this prospectus are ultimately sold in the offering.  The Selling Shareholders may sell some, all or none of their respective shares covered by this prospectus, and as a result the actual number of shares that will be held by the Selling Shareholders upon termination of the offering may exceed the minimum number set forth in the table.
Name of Selling Shareholder	Common Shares Owned Before Offering(1)	Percentage of Class Prior to the Offering (2)	Total Common Shares Offered Hereby	Common Shares Owned Following the Offering	Percentage of Class Following the Offering

E.R. Schiffahrt GmbH & Cie. KG	2,100,000	2.1%	2,100,000	0	0%
Eneti Inc.	3,000,000	2.9%	3,000,000	0	0%

_________________________

(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act, and generally includes voting or investment power with respect to securities. Except as subject to community property laws or otherwise as described in the notes below, where applicable, the person named above has sole voting and investment power with respect to all common shares shown as beneficially owned by it.

(2)
In computing the number of common shares beneficially owned by an entity and the percentage ownership of that entity, common shares issuable upon the exercise of the Warrant are deemed outstanding. As such, the percentage ownership of the entities are calculated on the basis of 102,239,716 common shares outstanding.

DESCRIPTION OF CAPITAL STOCK
The following description of the Company's common shares includes a summary of certain provisions of its Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws and the applicable provisions of Marshall Islands law.
Authorized Share Capital
Under our Fourth Amended and Restated Articles of Incorporation, or our "Articles of Incorporation," our authorized capital stock consists of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, none of which were issued as of the date of this prospectus.
Common Shares
As of February 16, 2021, we had 99,239,716 common shares issued and outstanding out of 300,000,000 shares authorized to be issued. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors (the "Board of Directors") out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding common shares are fully paid and non-assessable. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.
Share History
Equity Offerings
On February 2, 2017, we completed a private placement of 6,310,272 common shares at a price of $8.15 per share. The aggregate proceeds to us, net of private placement agent's fees and expenses were approximately $50.4 million, raised for general corporate purposes.
Equity Incentive Plans
On February 22, 2017, February 27, 2018, May 22, 2019 and May 25, 2020, our Board of Directors approved the 2017 Equity Incentive Plan (the "2017 Equity Incentive Plan"), the 2018 Equity Incentive Plan (the "2018 Equity Incentive Plan"), the 2019 Equity Incentive Plan (the "2019 Equity Incentive Plan") and the 2020 Equity Incentive Plan (the "2020 Equity Incentive Plan") (collectively, the "Equity Incentive Plans"), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 950,000 common shares, 700,000 common shares, 900,000 common shares and 1,100,000 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.
Under the terms of the Equity Incentive Plans, share options and share appreciation rights granted under the Equity Incentive Plans will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the administrator of the Equity Incentive Plans, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and share appreciation rights are exercisable at times and under conditions as determined by the administrator of the Equity Incentive Plans, but in no event will they be exercisable later than ten years from the date of grant.

The administrator of the Equity Incentive Plans may grant restricted common shares and awards of restricted share units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the Equity Incentive Plans. Upon the vesting of a restricted share unit, the award recipient will be paid an amount equal to the number of restricted share units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the Equity Incentive Plans. The administrator of the Equity Incentive Plans may grant dividend equivalents with respect to grants of restricted share units.
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the Equity Incentive Plans), unless otherwise provided by the administrator of the Equity Incentive Plans in an award agreement, awards then outstanding shall become fully vested and exercisable in full.
The Board of Directors may amend or terminate the Equity Incentive Plans and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholders' approval of Equity Incentive Plans amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the Board of Directors, the Equity Incentive Plans will expire ten years from the date on which the Equity Incentive Plans were adopted by the Board of Directors.
The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans.
As of the date of this prospectus, there are 415,889 common shares unvested from the 2018, 2019 and 2020 Equity Incentive Plans.
During the years 2017, 2018, 2019 and 2020 and up to the date of this prospectus, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:
•  On February 22, 2017, 544,000 restricted common shares were granted to certain of our directors and officers, all of which vested on August 22, 2017.
•  On February 27, 2018, 396,500 restricted common shares were granted to certain of our directors and officers, of which 253,500 restricted common shares vested on August 27, 2018, 71,500 restricted common shares vested on February 27, 2019 and the remaining 71,500 restricted common shares will vest on February 27, 2021.
•  On May 22, 2019, 567,157 restricted common shares were granted to certain of the Company's directors and officers of which 367,620 restricted common shares vested in August 2019, 99,769 restricted common shares vested in August 2020 and the remaining 99,769 restricted common shares will vest in August 2022.
•  On May 25, 2020, 714,540 restricted common shares were granted to certain of the Company's directors and officers of which 469,920 restricted common shares vested in August 2020, 122,310 restricted common shares will vest in May 2021 and the remaining 122,310 restricted common shares will vest in May 2023.
On January 7, 2019, our Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a "RSU"), comprising of 10 tranches of 400,000 RSU each, will be issued. Each RSU represents, upon vesting, a right for the relevant beneficiary to receive one common share of Star Bulk. The RSUs are subject to the satisfaction of certain performance conditions, which apply if our fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the "Indices") during 2020 and 2021. The RSUs start to vest if the Company's fleet performs better than the Indices by at least $120.0 million, and vest in increasing amounts if and to the extent the performance of our fleet exceeds the performance that would have been derived based on the Indices by up to an aggregate of $300.0 million. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a "Vesting Date") two million RSUs will vest on each Vesting Date, on tranches based on the level of performance, and the relevant common shares of Star Bulk will be issued and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date will be cancelled. As of December 31, 2019, we believed that only one tranche, which vests on April 30, 2022, had a likelihood of its vesting to meet the "more likely than not" threshold under US GAAP, and as a result amortization expense for these 400,000 RSUs of $1.2 million was recognized and included under "General and administrative expenses" in the consolidated statement of operations for the year ended December 31, 2019. As of June 30, 2020, the Company determined that the current likelihood of vesting for any of the 4,000,000 RSUs does not meet a "more likely than not" threshold under US GAAP. As a result, the previously recognized expense of $1.2 million was reversed during the six month period ended June 30, 2020.

As of the date of this prospectus, 101,074 common shares are available under the Equity Incentive Plans.
Share Repurchase Program
On November 29, 2018, our Board of Directors authorized a share repurchase program, or the Share Repurchase Program, to purchase up to an aggregate of $50.0 million of our common shares.  The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors.  Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act.  We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares.  The Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice.  We will cancel common shares repurchases as part of this program.  For the shares repurchased under the Share Repurchase Program please refer to 2019 20-F. No additional shares were repurchased up to the date of this prospectus.
Preferred Stock
Under the terms of our Articles of Incorporation, our Board of Directors has the authority, without any further vote or action by our shareholders, to issue up to 25,000,000 preferred shares. Our Board of Directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such shares of preferred stock. At the time that any series of our preferred shares are authorized, our Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our Board of Directors could, without shareholder approval, cause us to issue preferred shares which have voting, conversion and other rights that could adversely affect the holders of our common shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our stockholders. In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common shares. Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control in us or the removal of our management.
Directors
Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our Board of Directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire Board of Directors. Our Articles of Incorporation provide for a staggered Board of Directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our Board of Directors are as follows: (i) the term of our Class A directors expires in 2023; (ii) the term of our Class B directors expires in 2021; and (iii) the term of our Class C directors expires in 2022. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.
Interested Transactions
Our Third Amended and Restated Bylaws, or "Bylaws," provide that no contract or transaction between us and one or more of its directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to our Board of Directors or the committee and our Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our Board of Directors as defined in Section 55 of the Business Corporation Act, or the MIBCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified, by our Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of our Board of Directors or of a committee which authorizes the contract or transaction.

Shareholder Meetings
Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, or by the Chairman of the Board of Directors or by the President. No other person is permitted to call a special meeting and no business may be conducted at the special meeting other than business brought before the meeting by the Board of Directors, the Chairman of the Board of Directors or the President. Under the MIBCA, our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.
Dissenters' Rights of Appraisal and Payment
Under the MIBCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the MIBCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the MIBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
Shareholders' Derivative Actions
Under the MIBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
The MIBCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our Articles of Incorporation and Bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws
Several provisions of our Articles of Incorporation and our Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, and (2) the removal of incumbent officers and directors.
Classified Board of Directors
Our Articles of Incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. The classified provision for the Board of Directors could discourage a third party from making a tender offer for our shares or attempting to obtain control of our Company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.
Blank Check Preferred Stock
Under the terms of our Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.
Business Combinations
Although the MIBCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our Articles of Incorporation. Our Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:
For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of the shares of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.
Election and Removal of Directors
Our Articles of Incorporation prohibit cumulative voting in the election of directors. Our Articles of Incorporation also require shareholders to give advance written notice of nominations for the election of directors. Our Articles of Incorporation further provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 70% of our outstanding voting shares. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
Our Bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the common shares represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the MIBCA.
Supermajority Provisions
The MIBCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation's articles of incorporation, unless the articles of incorporation requires a greater percentage. Our Articles of Incorporation provide that the following provisions in the Articles of Incorporation may be amended only by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors:
•  the Board of Directors shall be divided into three classes;

•  directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•  the directors are authorized to make, alter, amend, change or repeal our bylaws by vote not less than 66 2∕3% of the entire Board of Directors;
•  the shareholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•  we may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder; and
•  we shall indemnify directors and officers to the full extent permitted by law, and we shall advance certain expenses (including attorneys' fees and disbursements and court costs) to the directors and officers. For purposes of these provisions, an "interested shareholder" is generally any person or entity that owns 20% or more of the shares of our outstanding voting stock or any person or entity affiliated with or controlling or controlled by that person or entity.
Advance Notice Requirements for Shareholders Proposals and Director Nominations
Our Articles of Incorporation provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one-year anniversary of the preceding year's annual meeting of shareholders. Our Articles of Incorporation also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

EXPENSES
The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.
SEC registration fee	$6,181.71	*
Legal fees and expenses	$50,000.00
Accounting fees and expenses	$25,000.00
Miscellaneous	$3,818.29
Total	$85,000.00

* Previously paid.

LEGAL MATTERS
The validity of the securities offered by this prospectus was passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.

EXPERTS
The consolidated financial statements of Star Bulk Carriers Corp. as of December 31, 2019 and for each of the two years in the period then ended, incorporated in this prospectus by reference from the Company's Annual Report on Form 20-F for the year ended December 31, 2019, and the effectiveness of Star Bulk Carriers Corp.'s internal control over financial reporting as of December 31, 2019 have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.
The consolidated financial statements of Star Bulk Carriers Corp. for the year ended December 31, 2017 appearing in Star Bulk Carriers Corp.'s Annual Report (Form 20-F as amended by Form 20-F/A) for the year ended December 31, 2019, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras, 15125, Maroussi, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Body of Certified-Auditors-Accountants, or SOEL, Greece with registration number 107.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.
Government Filings
We file annual and special reports with the Commission. You may read any document that we file on the Commission's website (http://www.sec.gov). Our filings are also available on our website at http://www.starbulk.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.
This prospectus and any applicable prospectus supplement are part of a registration statement that we filed with the Commission and do not contain all of the information in the registration statement. The full registration statement may be obtained from the Commission or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any applicable prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the Commission's website.
Information Incorporated by Reference
The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and certain information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.
The following documents, filed with or furnished to the SEC, are specifically incorporated by reference and form an integral part of this prospectus:
•  Annual Report on Form 20-F (the "2019 20-F") for the year ended December 31, 2019, filed with the Commission on March 27, 2020, as amended by the 20-F/A filed with the Commission on April 2, 2020, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;
•  Report on Form 6-K, filed with the Commission on April 24, 2020;
•  Report on Form 6-K, filed with the Commission on September 30, 2020, containing our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 and 2020, the "June 30, 2020 6-K"; and
• Report on Form 6-K, filed with the Commission on February 5, 2021, containing our unaudited financial and operating results for the third quarter and the nine months ended September 30, 2020 (excluding any statements made by management of the Company).
• Report on Form 6-K, filed with the Commission on February 17, 2021, containing our unaudited financial and operating results for the fourth quarter and the twelve months ended December 31, 2020 (excluding any statements made by management of the Company).
We are also incorporating by reference all subsequent Annual Reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the applicable prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. Neither we, the Selling Shareholders nor any underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the Selling Shareholders are not and any underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.
You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi 15124, Athens, Greece
011-30-210-617-8400 (telephone number)
Information provided by the Company
We will furnish holders of our common shares with Annual Reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the Nasdaq Global Select Market, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.